Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on December 14, 2021. A copy of the press release is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Athena Technology Acquisition Corp. Reminds Shareholders to Vote in Favor of Business Combination with Heliogen, Inc.

KENNESAW, GA (December 14, 2021) – Athena Technology Acquisition Corp. (NYSE: ATHN) (“ATHN”), a publicly-traded special purpose acquisition company, reminds its shareholders to vote in favor of the previously announced business combination (the “Business Combination”) with Heliogen, Inc. (“Heliogen”), an AI-enabled, modular concentrated solar technology company focused on decarbonizing industry.

Shareholders who owned common stock of ATHN as of the close of business on November 23, 2021 (the “Record Date”), may vote their shares. Shareholders as of the Record Date continue to have the right to vote their shares, regardless of whether such shareholders subsequently sold their shares and do not own such shares as of the date they cast their vote.

The special meeting of ATHN shareholders to approve the pending Business Combination (the “Special Meeting”) is scheduled to be held on December 28, 2021 at 10:00 a.m. Eastern Time. The Special Meeting will be conducted virtually, and can be accessed via live webcast at https://www.cstproxy.com/athenatechnology/2021.

Additional information on how shareholders of record may vote their shares can be found at: https://www.athena1.com/athn-vote

Every shareholder’s vote is important, regardless of the number of shares held. Accordingly, all ATHN shareholders who held shares as of the Record Date who have not yet voted are encouraged to do so as soon as possible so that their votes are received by ATHN no later than 11:59 p.m. Eastern Time December 27, 2021. For the avoidance of doubt, ATHN shareholders who owned shares as of the Record Date and subsequently sold all or a portion of their shares are STILL entitled to vote, and are encouraged to do so.

ATHN’s board of directors recommends you vote “FOR” the Business Combination with Heliogen and “FOR” all of the related proposals described in the definitive proxy statement/prospectus (the “Proxy Statement”) filed by ATHN with the Securities and Exchange Commission (“SEC”) on December 3, 2021.

These are the two easiest and fastest ways to vote – and they are both free:

●	Vote Online (Highly Recommended): Follow the instructions provided on the proxy card that was mailed to you, if you are a holder of record, or provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you, if you hold your shares “in street name”. To vote online, you will need your voting control number, which you can find on your proxy card or the Voting Instruction Form provided by your broker, bank or other nominee. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 27, 2021. However, if you hold your shares through a broker, bank or other nominee, they may have an earlier deadline to receive your vote.

●	Vote at the Meeting: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. If you plan to attend the online Special Meeting, you will need your 12-digit voting control number to vote electronically at the Special Meeting. You can find your control number and the address for the Special Meeting on your proxy card or the Voting Instruction Form provided by your brokers, bank or nominee.

Additionally, you can also vote by mail:

●	Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the proxy card that was mailed to you, if you are a holder of record, or on the Voting Instruction Form mailed or e-mailed to you. You will need your voting control number which is included on the Voting Instruction Form mailed or e-mailed to you in order to vote by mail. Please be sure to, (1) mark, sign and date your Voting Instruction Form, (2) fold and return your Voting Instruction Form in the postage-paid envelope provided with your proxy material, and (3) mail your Voting Instruction Form to ensure receipt on or before 10:00 a.m., Eastern Time, on December 28, 2021

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

If any individual ATHN shareholder, who held shares as of the November 23, 2021 record date for voting, does not receive the Proxy Statement, such shareholder should (i) confirm their Proxy Statement’s status with their broker, (ii) contact Morrow Sodali LLC, ATHN’s proxy solicitor, for assistance via e-mail at ATHN.info@investor.morrowsodali.com or toll-free call at (800) 662-5200 and banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400, or (iii) contact ATHN by mail at Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144.

Cautionary Note Regarding Forward-Looking Statements

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Athena Technology Acquisition Corp.

Athena Technology Acquisition Corp. is an entirely women-led special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the technology, direct-to-consumer and fintech industries.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

Athena Technology Acquisition Corp. Contacts

For Media:

Berns Communications Group
AthenaPR@bcg-pr.com
(973) 727-8400
(917) 922-4435

Heliogen Contacts

For Media:
Press@Heliogen.com

For Investors:

Caldwell Bailey

ICR, Inc.

HeliogenIR@icrinc.com

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the Special Meeting. The combined proxy statement/prospectus relating to the proposed business combination will be mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924- 0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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